Monthly Report - February, 2020

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        (305,480)        (178,776)
Change in unrealized gain (loss) on open          (8,885,415)      (8,597,603)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury               5,393            5,393
      obligations
   Change in unrealized gain (loss) from U.S.         180,008          146,066
      Treasury obligations
Interest Income 			              213,626          466,582
Foreign exchange gain (loss) on margin deposits     (106,540)        (230,076)
				                 ------------    -------------
Total: Income 				          (8,898,408)      (8,388,414)

Expenses:
   Brokerage commissions 		              528,119        1,098,610
   Management fee 			               58,606          119,395
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	                    0                0
   Administrative expense 	       	               97,456          195,145
					         ------------    -------------
Total: Expenses 		                      684,181        1,413,150
Net Income(Loss)			   $      (9,582,589)      (9,801,564)
for February, 2020

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (117,131.217    $     3,039,998    155,576,340    158,616,338
units) at January 31, 2020
Addition of 		 	              0      1,126,540      1,126,540
618.880 units on February 1, 2020
Redemption of 		 	              0    (1,303,010)    (1,303,010)
(1,029.117) units on  February 29, 2020*
Net Income (Loss)               $     (172,343)    (9,410,246)    (9,582,589)
for February, 2020
         			   -------------   -------------   -----------


Net Asset Value at February 29, 2020
(116,758.175 units inclusive
of 37.195 additional units) 	      2,867,655    145,989,624    148,857,279
				  =============  ============= ==============


		GLOBAL MACRO TRUST February 2020 UPDATE
                      Year to Date     Net Asset
Series	  February ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1    (6.13)% 	   (6.40)%  $  1,138.64	   89,424.738 $   101,822,683
Series 3    (5.81)% 	   (5.74)%  $  1,655.64	   19,901.456 $    32,949,669
Series 4    (5.67)% 	   (5.46)%  $  2,132.91	    4,250.779 $     9,066,547
Series 5    (5.87)% 	   (5.86)%  $  1,577.51	    3,181.202 $     5,018,380

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					March 20, 2020
Dear Investor:

As markets responded to direct and indirect-i.e. policy actions-influences of COVID-19, losses from trading equity and energy futures far outdistanced small gains from trading interest rate and non-energy commodity futures. Trading of currency forwards was nearly flat. Early on market participants, though concerned about the short-term impact of COVID-19 on global growth, were relatively sanguine about medium-and long-term growth prospects. Later, however, when large, unexpected outbreaks of the virus occurred in Italy and the Middle East; and when the U.S. Centers for Disease Control and Prevention warned it was likely the outbreak would evolve into a pandemic that could cause "severe" disruptions to daily life in the U.S., growth fears spiked, causing equity, energy, and industrial commodity prices to plunge while safe haven assets such as government bonds, precious metals and the yen soared.

At the start of the month, expectations that the COVID-19 problem would be limited in time and geography, together with stimulative policy actions by monetary and fiscal authorities globally-especially from China and other Asia-underpinned equity markets. For example, the S&P 500 rose about 5% during the first three weeks of February. Subsequently, however, the surprising spread of the virus triggered a sharp sell-off in global equities and the S&P plunged over 15% in the lasts 6 trading days of the month. Consequently, long positions in U.S., European, British, Canadian and Asian stock futures posted large losses, as did a short vix trade. Small profits were obtained from short positions in German, South African and Brazilian futures, and, early in the month, from long positions in China A50 and Emerging Markets index futures.

Energy prices-as represented by Brent crude oil-were volatile in February too, rising about 10% through February 20, before plunging 17% thereafter. Long positions in Brent crude oil, RBOB gasoline, heating oil and London gas oil were unprofitable. Meanwhile, short WTI crude oil and natural gas positions were profitable.

Safe haven demand for government securities and further easing of already accommodative global monetary policy led to declining interest rates. Long positions in U.S., French and Japanese long bond futures were profitable.
Long positions in U.S. and British short-term interest rate futures were profitable as well. A short euribor futures trade was also profitable early in the month when interest rates rose somewhat. On the other hand, short
U.S. and Canadian 10-year note futures trades, a long Italian bond future position and trading of German note and bond futures posted largely offsetting losses, especially late in February when risk aversion was highest.

Flight-to-safety demand for gold produced a profit on a long position as prices rose, while growth worries led to gains on short industrial metals positions when prices fell. A long position in silver, which is used in semiconductor production, produced a partially offsetting loss as prices fell in the wake of China's manufacturing shutdown.

Long dollar positions versus Brazilian real, Aussie dollar, Russian ruble, Singapore dollar, Turkish lira, Norwegian kroner and Swiss franc were profitable. On the other hand, short dollar positions against the British pound, Canadian dollar, and Indian rupee posted losses, as did trading the dollar versus the euro and Chilean and Colombian currencies. A long U.S. dollar position versus the yen, which had been profitable for much of February, was unprofitable overall due to losses sustained in the last week of the month as safe haven demand emerged.

Short grain and livestock positions were marginally profitable, while trading of soft commodities was slightly unprofitable.



				   Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman